Exhibit 1.01
Fiat Chrysler Automobiles N.V.
Conflict Minerals Report
For the Year Ended December 31, 2017
This Conflict Minerals Report for the year ended December 31, 2017 (this “Report”), is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).
Unless otherwise specified, the terms “we,” “us,” “our,” “FCA,” and the “Company” refer to Fiat Chrysler Automobiles N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, its consolidated subsidiaries or any one or more of them, as the context may require.
For the reasons discussed below, we have concluded that our products are “DRC conflict undeterminable.”
Overview
We are international global automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through 159 manufacturing facilities and 87 research and development centers. We have operations in more than 40 countries and sell our vehicles directly or through distributors and dealers in more than 140 countries. We design, engineer, manufacture, distribute and sell vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands and the SRT performance vehicle designation. For our mass-market vehicle brands, we have centralized design, engineering, development and manufacturing operations, which allow us to efficiently operate on a global scale. We support our vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, we design, engineer, manufacture, distribute and sell luxury vehicles under the Maserati brand. We make available retail and dealer financing, leasing and rental services through our subsidiaries, joint ventures and commercial arrangements with third party financial institutions. We also operate in the components and production systems sectors under the Magneti Marelli, Teksid and Comau brands.
For the reporting period from January 1 to December 31, 2017, we conducted due diligence on the source and chain of custody of the 3TG necessary to the production of the products that we manufactured or contracted to manufacture. Our resulting reasonable country of origin inquiry concluded that 3TG in our products may have originated in the Democratic Republic of the Congo (the “DRC”), and adjoining countries (with the DRC, the “Covered Countries”) and are not from recycled or scrap sources.
Supply Chain Description
We have a global supply chain and, as a result, many of our direct suppliers’ manufacturing operations are located outside of the U.S. and include entities not directly subject to the Rule. Additionally, we did not directly source 3TG from a smelter in 2017. As a result, we rely on our direct suppliers to provide information as to the origin of the 3TG contained in the parts and components supplied to us and we are subject to the accuracy of those responses.
Due Diligence Design

As outlined in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition guidelines (“OECD Guidance”), the internationally recognized standard on which our system is based, we support the Responsible Minerals Initiative (“RMI”), an industry initiative that audits smelters’ and refiners’ due diligence activities. We relied on data obtained through our membership in the RMI for certain statements in this declaration.

Our due diligence measures are designed to:

1.	establish strong company management systems;
2.	identify and assess conflict mineral risks in our supply chain;
3.	design and implement strategies to respond to identified conflict mineral risks;
4.	contribute to independent third-party audits of the due diligence practices of 3TG smelters and refiners by participating in industry organizations; and
5.	report annually on supply chain due diligence.

Due Diligence Measures Performed
1.   Establish Strong Company Management Systems
As discussed in Section 1.1 Policies below, we have implemented an internal management system in accordance with OECD Guidance.

1.1 Policies
In addition to the actions described above, and the Company’s global human rights and forced labor policies, we have adopted the following global responsible sourcing and conflict minerals policy:

Foreword

FCA is firmly convinced that the respect and support of fundamental human rights is essential for building a better future for our Company and the communities in which we do business. This belief is expressed in the FCA Human Rights Guidelines, which the Group promotes within its sphere of influence, expecting its suppliers, contractors and other business partners to adhere to these standards.

To support this conviction, FCA is committed to responsible sourcing and avoids knowingly using minerals that may be linked to human rights abuses. This commitment includes Conflict Minerals, currently designated as tin, tungsten, tantalum and gold (3TG) from conflict-affected and high risk areas.

Conflict Minerals

FCA makes reasonable efforts to trace the source of any Conflict Minerals contained in products that we manufacture or contract to manufacture.

We seek to avoid knowingly using Conflict Minerals from sources that support or fund inhumane treatment of workers, including human trafficking, slavery, forced labor, child labor, torture and war crimes. FCA reports annually to applicable government agencies regarding Conflict Minerals.

This policy is not intended to ban procurement of Conflict Minerals or other products that originate in conflict-affected and high risk areas, but to promote sourcing from responsible sources within those regions.

Due Diligence Framework for Conflict Minerals

The Company has developed a set of processes to facilitate compliance with applicable laws mandating disclosure of the sources of Conflict Minerals contained in our products.

The Company will make reasonable efforts:
a) to know, and to require FCA suppliers to disclose to the Company, the sources of Conflict Minerals used in its products; and
b) to eliminate procurement, as soon as commercially practicable, of products containing Conflict Minerals obtained from sources that fund or support inhumane treatment.
FCA’s suppliers are expected to assist the Company in complying with the disclosure requirements of applicable laws. Our standard terms and conditions impose a specific duty on our suppliers to provide information regarding the smelters in their supply chain.

In accordance with the Organisation for Economic Co-operation and Development (OECD) Guidance, FCA has implemented an internal management system by establishing an internal oversight committee, joining industry associations, and working to increase supplier engagement.

Our direct suppliers are requested to complete the FCA Conflict Minerals Reporting Template to report their use of 3TG, the processing smelter or refiner, and the country and mine of origin. FCA direct suppliers are expected to request necessary Conflict Minerals information from their own supply chain. If a supplier’s response indicates that its products do not include 3TG, the supplier must certify this information.

Further due diligence is performed by comparing supplier responses with FCA internal systems to cross-check which materials are contained in a supplier’s products and identify response discrepancies that may require additional follow-up with the supplier.

As a member of the Responsible Minerals Initiative~~,~~ we also leverage due diligence conducted by the Conflict-Free Smelter Program (CFSP). The CFSP uses third-party auditors to ensure that participating smelters and refiners are properly identifying their chain of custody and source of 3TG. A smelter or refiner is found to be CFSP-compliant if an independent auditor has verified that the smelter or refiner’s 3TG originated from conflict free mines and trading.

Submitting a Concern

For the reporting of alleged violations, FCA has dedicated channels to provide a common, worldwide and independent intake via telephone and web. The FCA Ethics Helpline website provides country-specific instructions on how to report potential forms of misconduct. It can be found at this link: https://secure.ethicspoint.eu/domain/media/en/gui/102375/index.html.

1.2 Internal Management
In addition to a conflict minerals compliance program led by our purchasing department, we formed a cross-functional conflict minerals oversight committee to provide expertise and feedback. A conflict minerals champion has been designated to lead the conflict minerals oversight committee and each region and affiliate of FCA has designated a conflict minerals team lead to ensure engagement. Our conflict minerals working group includes representatives from supplier relations, materials engineering, legal, sustainability, communications, and purchasing.
We are also an active participant in the Automotive Industry Action Group (“AIAG”), an industry association of original equipment manufacturers (“OEMs”) and large suppliers, and are a member of various AIAG work groups, and sub-groups including a conflict minerals work group, that meet regularly to facilitate comprehensive and efficient compliance with conflict minerals regulation. Additionally, we are an active member of the RMI, an industry program that helps manage risk by improving supply chain transparency with regard to conflict minerals. Both the AIAG work group and RMI are actively involved with auditing and designating smelters as conflict free.

1.3 Control and Transparency Systems over Conflict Mineral Supply Chain
We did not have a direct relationship in 2017 with any of the smelters and refiners of the 3TG in our products. As a result, we took actions to improve transparency in our supply chain through industry initiative participation with RMI and certain other cross industry collaboration groups.

The control systems we have in place include, but are not limited to, a dedicated e-mail for conflict minerals information, supplier response retention in the iPoint Conflict Minerals Platform (“iPCMP”) and a smelter outreach program through AIAG and RMI. We also use the “CM3” document through AIAG, which lays out procedures across the automotive sector for a uniform central system to implement 3TG supply chain compliance.

1.4 Supplier Engagement
Active engagement with our supply chain is a top priority of FCA. In addition to direct communication, we actively participate in supplier trainings, the AIAG Conflict Minerals Work Group and the RMI.
Each year, we hold a conflict minerals training class in Turin, Italy and Auburn Hills, Michigan for our suppliers. These trainings include instructions to suppliers regarding development of their own conflict minerals compliance program, the process for properly responding to the Conflict Minerals Reporting Template (“CMRT”), and methods for engagement of their own supply base. Training information has also been made available to all suppliers through a regularly updated SharePoint website.

We have actively participated in the continuing development of AIAG training materials for the automotive supply base, including with regard to industry criteria for assessing supplier responses. Additionally, as participants of AIAG we continued to survey our supply chain and, with the help of experts, analyze the data to determine where we can best support more efficient and effective reporting. Finally, through the AIAG’s Smelter Engagement Team, we encouraged smelters to join the Responsible Minerals Assurance Process ("RMAP") formerly known as the Conflict-Free Smelter Program ("CFSP").

1.5 Grievance Mechanism
We have direct and anonymous grievance procedures whereby employees and suppliers can report violations of our policies.

2. Identify and Assess Risks in the Supply Chain
In addition to the due diligence processes discussed in Section 1.1 Policies above, we used the iPCMP, a web-based reporting tool developed in partnership with AIAG, and CMRT tools to ask our direct suppliers to report their use of 3TG, the processing smelter or refiner and the country and mine of origin. If a supplier’s response indicated that its products do not include 3TG, we asked the supplier to certify this information.

2.1 Industry Driven Program
We work closely with other OEMs and large suppliers as active members of the AIAG conflict minerals work group. In addition, we are financial supporters of the RMAP and AIAG conflict minerals work group. The AIAG conflict minerals work group was formed to bring together suppliers, OEMs and service providers to understand the impact of the Rule and support implementation across the automotive supply chain. We are also actively engaged in the RMI Workgroup, RMI Practices Committee and RMI Due Diligence Committee.

3. Design and Implement a Strategy to Respond to Risks
We have a two-pronged strategy for responding to identified risks in our supply chain. First, our policy statement, discussed above, promotes responsible sourcing from the Covered Countries. Second, while we requested that all direct suppliers respond to the survey, we targeted “high-priority” suppliers representing a significant majority of our procurement activities and have an internal escalation process to ensure responses from these high-priority suppliers. Additionally, our standard terms and conditions impose a specific duty on our suppliers to provide information regarding the smelters in their supply chain.

4. Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
As stated above, we are active members of RMI and financially support the RMAP, which performs independent third-party audits of smelters and refiners. We do not typically have a direct relationship with 3TG smelters or refiners and do not perform or direct audits of these entities within our supply chain.

5. Report Annually on Supply Chain Due Diligence

This report is publicly available at https://www.fcagroup.com/en-US/investors/financial_regulatory/Pages/sec_filings.aspx

 Due Diligence Results:
Survey Responses
Survey responses were reviewed against AIAG criteria to identify necessary further engagement with our suppliers. We have also worked directly with suppliers to obtain accurate and complete responses. However, our survey process continued to face certain fundamental challenges.
First, certain of our direct suppliers treat the identity of their suppliers as proprietary information, and are therefore resistant to disclosing specific information regarding the origin of materials in their parts or components.

Second, although our efforts in 2017 focused on further reducing the number of duplicates and obtaining high quality responses, supplier responses continue to include numerous duplicate smelters or refiners or named companies that are not smelters or refiners.
Third, the vast majority of supplier responses received provided data at a company or divisional level. As a result, we cannot be certain that the smelter or refiner names provided by a direct supplier, to the extent they are actual smelters or refiners, supplied 3TG for parts and components supplied to FCA rather than to a different customer of that supplier. We are unable to determine whether any of the 3TG reported by our direct suppliers was located in parts or components supplied to us or to validate that specific smelters or refiners are actually in our supply chain.
Efforts to Determine Mine or Location of Origin
The survey we provided our suppliers included a request for mine or location of origin for the 3TG in their parts and components. When a supplier cannot directly obtain information beyond smelter or refiner name, we consult the RMAP to determine the country of origin and whether the smelter or refiner has been validated as conflict free. Below is a summary of the mineral country of origin information collected as a result of our survey process:

American Samoa	Egypt	Luxembourg	Rwanda	United Arab Emirates
Andorra	Estonia	Macedonia	Saudi Arabia	United Kingdom
Argentina	Ethiopia	Malaysia	Singapore	United States of America
Australia	France	Mexico	Slovakia (Slovak Republic)	Uruguay
Austria	Germany	Mozambique	South Africa	Uzbekistan
Belgium	India	Netherlands	Spain	Vietnam
Bolivia	Indonesia	New Zealand	Sudan	Zambia
Brazil	Italy	Norway	Sweden	Zimbabwe
Canada	Japan	Panama	Switzerland
Chile	Kazakhstan	Peru	Taiwan (Province of China)
China	Korea (Republic of)	Philippines	Thailand
Czech Republic	Kyrgyzstan	Poland	Turkey
Democratic Republic of the Congo	Lithuania	Russian Federation	Ukraine
Smelters or Refiners
The smelters and refiners in our supply chain are based, and source their raw materials, across the globe. We believe that these smelters and refiners often mix raw materials from different countries to create the smelted or refined 3TG used in our products. Depending on the smelter or refiners location, the subject 3TG may be sold to commodity exchanges where smelter or refiner identity is confidential or unknown. Additionally, the total list of smelters and refiners provided by our suppliers greatly exceeded the number of known smelters and refiners and many suppliers included overlapping and duplicative information.

As discussed above, the responses provided by our direct suppliers were at the company or division level for all parts or components sent to their customers. Therefore we cannot accurately assess whether a supplier’s listed smelters and refiners were used for the parts or components specifically supplied to us. Since, we are not able to establish a direct link between our products and particular smelters or refiners, we have not provided a delineated list of smelters and refiners.
Planned Improvements

We intend to continue to improve upon our conflict minerals compliance program including the expansion of FCA’s conflict minerals working group to include additional engineers and purchasing department personnel. We also intend to continue our collaboration through industry associations to improve 3TG supply chain transparency across industries and continue to work with the RMAP to work toward a conflict free supply chain.